EXHIBIT 1.

January 5, 2017

David S. Barrie

Chairman of the Board

MFRI, Inc.

6410 Howard St.

Niles, IL 60714

Dear David:

As we discussed at our meeting with the Board of Directors last month, Strategic Value Partners continues to be very frustrated by the significant lack of performance by MFRI’s stock and the lack of any meaningful return to MFRI shareholders over the past five years. Similarly, a number of shareholders have expressed these same concerns to us subsequent to the submission of our ownership filing. Our recent meeting did nothing to alleviate our concerns that this management team has been unconcerned about creating value for the shareholders at large. Not only has the stock languished during this five year period, but in addition, no dividends have been paid and MFRI has only completed about 15 percent of the $2 million stock repurchase program that was authorized by MFRI’s Board in February 2015. Notwithstanding these facts, significant monetary value, specifically salary, stock awards and other corporate benefits were imparted to MFRI senior management and Board members.

Strategic Value Partners has increased its stake in MFRI close to 6 percent. Other than Brad Mautner and David Unger, we are MFRI’s largest, non-institutional stockholder. While we would prefer to work cooperatively with MFRI’s Board on strategies that will benefit all shareholders, we will take appropriate action to preserve our interests. In this regard, we propose the following:

A.	Board Membership

MFRI will approve Carl W. Dinger, III’s nomination to its Board of Directors; and

B.	Stock Repurchase Program

MFRI will reauthorize and expand the existing $2 million stock repurchase program to an $8 million stock repurchase program over a three year period.

If we are unable to reach an agreement on this proposal, Strategic Value Partners is prepared to file a proxy proposal that will require a shareholder vote on our share repurchase proposal. In addition, we will nominate a slate of directors for election to MFRI’s Board of Directors at the 2017 annual meeting.

We believe our proposals set forth above are very reasonable and appropriate in view of all relevant facts and considerations. I request that you discuss our proposal with MFRI’s Board and contact me to discuss the Board’s response. We are mindful of the upcoming submission requirements in your bylaws and will not delay our submission.

Sincerely,
Carl W. Dinger, III Strategic Value Partners 732 13th Street Berthoud, CO 80513 (973)-819-9923
cc: Kenneth E. Stroup, Jr.